

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

Jim Lee
General Counsel
Maxar Technologies Inc.
1300 West 120th Avenue
Westminster, Colorado 80234

      Re: Maxar Technologies Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed January 31, 2023
           File No. 001-38228

Dear Jim Lee:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing